No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter ended December 31, 2025.

Exhibit 2:

Notice Concerning Cancellation of the Company’s Own Shares (Cancellation of the Company’s Own Shares pursuant to Article 178 of the Company Law)

Exhibit 3:

Notice Concerning Changes in Executive Officers and Directors

Exhibit 4

Notice Regarding Reorganization of the Company and its Consolidated Subsidiary

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 10, 2026

Consolidated Financial Results for the Fiscal Third Quarter Ended December 31, 2025 (IFRS)

February 10, 2026

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date to commence dividend payments	: —
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2025 (from April 1, 2025 to December 31, 2025)

(1) Consolidated operating results (for the nine months ended December 31)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Nine months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
December 31, 2025	15,975,664	-2.2	591,505	-48.1	771,787	-37.0	519,207	-39.7	465,437	-42.2	1,166,796	8.2
December 31, 2024	16,328,725	8.9	1,139,920	5.9	1,225,559	-3.1	860,427	-6.9	805,263	-7.4	1,078,630	-21.1

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Nine months ended	Yen	Yen
December 31, 2025	115.53	115.53
December 31, 2024	169.69	169.69

Explanatory note:

Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

(2) Consolidated financial position

	$		$		$		$
	Total assets		Total equity		Equity attributable to owners of the parent		Ratio of equity attributable to owners of the parent to total assets
As of		Yen (millions)		Yen (millions)		Yen (millions)		%
December 31, 2025		32,849,551		12,778,460		12,465,664		37.9
March 31, 2025		30,775,867		12,627,822		12,326,529		40.1

2. Dividends

	$	$	$	$	$
	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2025	—	34.00	—	34.00	68.00
Fiscal year ending March 31, 2026	—	35.00	—
Fiscal year ending March 31, 2026 (forecast)				35.00	70.00

Explanatory note:

Revisions to the forecast of dividends most recently announced: None

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen
Full-year	21,100,000	-2.7	550,000	-54.7	620,000	-52.9	360,000	-60.1	300,000	-64.1	75.05

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of December 31, 2025	5,280,000,000 shares
As of March 31, 2025	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of December 31, 2025	1,387,448,451 shares
As of March 31, 2025	933,490,429 shares

(iii)	Average number of shares outstanding during the period

Nine months ended December 31, 2025	4,028,691,639 shares
Nine months ended December 31, 2024	4,745,432,767 shares

*	Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal Third Quarter Ended December 31, 2025

1. Overview of Consolidated Financial Results	2
2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements	3
[1] Condensed Consolidated Statements of Financial Position	3
[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income	4
Condensed Consolidated Statements of Income For the nine months ended December 31, 2024 and 2025	4
Condensed Consolidated Statements of Comprehensive Income For the nine months ended December 31, 2024 and 2025	5
[3] Condensed Consolidated Statements of Changes in Equity	6
[4] Condensed Consolidated Statements of Cash Flows	7
[5] Assumptions for Going Concern	8
[6] Notes to Condensed Consolidated Interim Financial Statements	8

1. Overview of Consolidated Financial Results

Consolidated Operating Results

Honda’s consolidated sales revenue for the nine months ended December 31, 2025 decreased by 2.2%, to JPY 15,975.6 billion from the same period last year, due mainly to negative foreign currency translation effects, which was partially offset by increased sales revenue in Motorcycle business. Operating profit decreased by 48.1%, to JPY 591.5 billion from the same period last year, due mainly to impact of changes in the electric vehicle (EV) market environment as well as tariff impacts, which was partially offset by increased profit attributable to price and cost impacts. Profit before income taxes decreased by 37.0%, to JPY 771.7 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 42.2%, to JPY 465.4 billion from the same period last year.

Consolidated Statements of Financial Position

Total assets as of December 31, 2025 increased by JPY 2,073.6 billion, to JPY 32,849.5 billion from March 31, 2025 due mainly to increased equipment on operating leases as well as positive foreign currency translation effects. Total liabilities increased by JPY 1,923.0 billion, to JPY 20,071.0 billion from March 31, 2025 due mainly to increased financing liabilities as well as positive foreign currency translation effects, which was partially offset by decreased trade payables. Total equity increased by JPY 150.6 billion, to JPY 12,778.4 billion from March 31, 2025 due mainly to increased retained earnings attributable to profit for the period as well as positive foreign currency translation effects, which was partially offset by a decrease attributable to acquisition of the Company’s own shares.

2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2025 and December 31, 2025

	Yen (millions)
	Mar. 31, 2025	Dec. 31, 2025
Assets
Current assets:
Cash and cash equivalents	4,528,795	4,846,521
Trade receivables	1,160,847	1,153,983
Receivables from financial services	2,755,800	2,928,514
Other financial assets	208,478	188,032
Inventories	2,470,590	2,425,337
Other current assets	563,252	834,495

Total current assets	11,687,762	12,376,882

Non-current assets:
Investments accounted for using the equity method	1,242,614	1,298,743
Receivables from financial services	6,172,817	6,698,497
Other financial assets	873,459	1,145,400
Equipment on operating leases	5,748,187	6,301,343
Property, plant and equipment	3,209,921	3,288,109
Intangible assets	1,126,019	1,034,050
Deferred tax assets	143,499	183,558
Other non-current assets	571,589	522,969

Total non-current assets	19,088,105	20,472,669

Total assets	30,775,867	32,849,551

Liabilities and Equity
Current liabilities:
Trade payables	1,663,487	1,576,540
Financing liabilities	4,497,747	4,943,485
Accrued expenses	728,935	682,498
Other financial liabilities	276,861	287,016
Income taxes payable	108,562	195,641
Provisions	388,441	461,054
Other current liabilities	951,124	947,816

Total current liabilities	8,615,157	9,094,050

Non-current liabilities:
Financing liabilities	6,953,520	8,292,269
Other financial liabilities	301,439	311,056
Retirement benefit liabilities	288,472	298,860
Provisions	667,274	614,917
Deferred tax liabilities	718,084	839,929
Other non-current liabilities	604,099	620,010

Total non-current liabilities	9,532,888	10,977,041

Total liabilities	18,148,045	20,071,091

Equity:
Common stock	86,067	86,067
Capital surplus	205,299	205,304
Treasury stock	(1,272,845)	(1,943,023)
Retained earnings	11,122,187	11,293,380
Other components of equity	2,185,821	2,823,936

Equity attributable to owners of the parent	12,326,529	12,465,664
Non-controlling interests	301,293	312,796

Total equity	12,627,822	12,778,460

Total liabilities and equity	30,775,867	32,849,551

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2024 and 2025

	Yen (millions)
	Nine months ended Dec. 31, 2024	Nine months ended Dec. 31, 2025
Sales revenue	16,328,725	15,975,664
Operating costs and expenses:
Cost of sales	(12,802,734)	(12,744,567)
Selling, general and administrative	(1,639,854)	(1,733,830)
Research and development	(746,217)	(905,762)

Total operating costs and expenses	(15,188,805)	(15,384,159)

Operating profit	1,139,920	591,505

Share of profit (loss) of investments accounted for using the equity method	(27,265)	24,041
Finance income and finance costs:
Interest income	150,800	129,242
Interest expense	(38,042)	(43,161)
Other, net	146	70,160

Total finance income and finance costs	112,904	156,241

Profit before income taxes	1,225,559	771,787
Income tax expense	(365,132)	(252,580)

Profit for the period	860,427	519,207

Profit for the period attributable to:
Owners of the parent	805,263	465,437
Non-controlling interests	55,164	53,770

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	169.69	115.53

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2024 and 2025

	Yen (millions)
	Nine months ended Dec. 31, 2024	Nine months ended Dec. 31, 2025
Profit for the period	860,427	519,207
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	1	(16,640)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(5,581)	99,653
Share of other comprehensive income of investments accounted for using the equity method	(4,782)	2,486
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	76	138
Exchange differences on translating foreign operations	203,219	529,090
Cash flow hedges	—	11,899
Share of other comprehensive income of investments accounted for using the equity method	25,270	20,963

Total other comprehensive income, net of tax	218,203	647,589

Comprehensive income for the period	1,078,630	1,166,796

Comprehensive income for the period attributable to:
Owners of the parent	1,010,220	1,092,974
Non-controlling interests	68,410	73,822

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the period
Profit for the period				805,263		805,263	55,164	860,427
Other comprehensive income, net of tax					204,957	204,957	13,246	218,203

Total comprehensive income for the period				805,263	204,957	1,010,220	68,410	1,078,630
Reclassification to retained earnings				(42,999)	42,999	—		—
Transactions with owners and other
Dividends paid				(347,805)		(347,805)	(77,890)	(425,695)
Purchases of treasury stock			(292,247)			(292,247)		(292,247)
Disposal of treasury stock			324			324		324
Share-based payment transactions		251				251		251
Equity transactions and others							3,982	3,982

Total transactions with owners and other		251	(291,923)	(347,805)		(639,477)	(73,908)	(713,385)

Balance as of December 31, 2024	86,067	205,324	(842,731)	11,058,672	2,560,406	13,067,738	303,379	13,371,117

For the nine months ended December 31, 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

Comprehensive income for the period
Profit for the period				465,437		465,437	53,770	519,207
Other comprehensive income, net of tax					627,537	627,537	20,052	647,589

Total comprehensive income for the period				465,437	627,537	1,092,974	73,822	1,166,796
Reclassification to retained earnings				(10,578)	10,578	—		—
Transactions with owners and other
Dividends paid				(284,390)		(284,390)	(62,319)	(346,709)
Purchases of treasury stock			(670,932)			(670,932)		(670,932)
Disposal of treasury stock			754			754		754
Share-based payment transactions		5				5		5

Total transactions with owners and other		5	(670,178)	(284,390)		(954,563)	(62,319)	(1,016,882)

Other changes				724		724		724

Balance as of December 31, 2025	86,067	205,304	(1,943,023)	11,293,380	2,823,936	12,465,664	312,796	12,778,460

[4] Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2024 and 2025

	Yen (millions)
	Nine months ended Dec. 31, 2024	Nine months ended Dec. 31, 2025
Cash flows from operating activities:
Profit before income taxes	1,225,559	771,787
Depreciation, amortization and impairment losses excluding equipment on operating leases	547,970	655,710
Loss (gain) on disposal of property, plant and equipment and intangible assets	16,808	96,385
Share of (profit) loss of investments accounted for using the equity method	27,265	(24,041)
Finance income and finance costs, net	(150,508)	(9,729)
Interest income and interest costs from financial services, net	(129,857)	(140,106)
Changes in assets and liabilities
Trade receivables	231,008	45,798
Inventories	(31,135)	147,295
Trade payables	(148,419)	(147,896)
Accrued expenses	(66,460)	(99,013)
Provisions and retirement benefit liabilities	18,388	(42,884)
Receivables from financial services	(786,260)	(179,113)
Equipment on operating leases	(484,806)	(338,508)
Other assets and liabilities	(58,905)	(84,929)
Other, net	9,238	(574)
Dividends received	114,687	85,437
Interest received	552,972	578,914
Interest paid	(312,413)	(335,602)
Income taxes paid, net of refunds	(421,808)	(301,193)

Net cash provided by operating activities	153,324	677,738
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(327,265)	(384,641)
Payments for additions to and internally developed intangible assets	(231,025)	(194,198)
Proceeds from sales of property, plant and equipment and intangible assets	2,394	17,507
Payments for acquisitions of investments accounted for using the equity method	(89,974)	(71,118)
Proceeds from sales of investments accounted for using the equity method	12,113	22,393
Payments for acquisitions of other financial assets	(365,639)	(155,276)
Proceeds from sales and redemptions of other financial assets	362,622	229,652

Net cash used in investing activities	(636,774)	(535,681)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,544,635	5,960,945
Repayments of short-term financing liabilities	(6,194,170)	(6,392,167)
Proceeds from long-term financing liabilities	2,560,487	3,484,257
Repayments of long-term financing liabilities	(1,769,582)	(2,009,362)
Dividends paid to owners of the parent	(347,805)	(284,390)
Dividends paid to non-controlling interests	(50,622)	(56,448)
Purchases and sales of treasury stock, net	(291,923)	(670,178)
Repayments of lease liabilities	(56,247)	(60,090)
Other, net	4,043	—

Net cash provided by (used in) financing activities	398,816	(27,433)
Effect of exchange rate changes on cash and cash equivalents	91,094	248,575

Net change in cash and cash equivalents	6,460	363,199
Cash and cash equivalents at beginning of year	4,954,565	4,528,795

Cash and cash equivalents at end of period	4,961,025	4,891,994

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Changes in Presentation

Condensed consolidated statements of cash flows

For the nine months ended December 31, 2024, loss (gain) on disposal of property, plant and equipment and intangible assets was included in “Other, net” within cash flows from operating activities. Considering the increase in quantitative materiality of this item, this has been presented as a separate line item from the nine months ended December 31, 2025. To reflect this change in presentation, the condensed consolidated statements of cash flows for the nine months ended December 31, 2024 has been reclassified accordingly. As a result of this reclassification, JPY 26,046 million previously presented as “Other, net” within cash flows from operating activities for the nine months ended December 31, 2024 has been presented separately into JPY 16,808 million of “Loss (gain) on disposal of property, plant and equipment and intangible assets” and JPY 9,238 million of “Other, net” within cash flows from operating activities.

[B] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions

Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the nine months ended December 31, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,706,994	10,684,534	2,659,673	277,524	16,328,725	—	16,328,725
Intersegment	—	214,088	3,509	23,789	241,386	(241,386)	—

Total	2,706,994	10,898,622	2,663,182	301,313	16,570,111	(241,386)	16,328,725

Segment profit (loss)	501,683	402,617	244,996	(9,376)	1,139,920	—	1,139,920

Segment assets	2,160,559	12,138,809	15,683,077	586,235	30,568,680	805,470	31,374,150
Depreciation and amortization	54,190	475,975	651,615	12,218	1,193,998	—	1,193,998
Capital expenditures	52,503	502,082	2,358,941	8,796	2,922,322	—	2,922,322

As of and for the nine months ended December 31, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,933,678	10,219,750	2,555,325	266,911	15,975,664	—	15,975,664
Intersegment	—	215,096	2,572	23,771	241,439	(241,439)	—

Total	2,933,678	10,434,846	2,557,897	290,682	16,217,103	(241,439)	15,975,664

Segment profit (loss)	546,576	(166,481)	218,006	(6,596)	591,505	—	591,505

Segment assets	2,525,745	12,308,888	16,960,722	572,743	32,368,098	481,453	32,849,551
Depreciation and amortization	53,224	461,997	693,941	11,706	1,220,868	—	1,220,868
Capital expenditures	73,016	480,983	2,034,533	14,038	2,602,570	—	2,602,570

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2024 and 2025 amounted to JPY 1,095,540 million and JPY 784,212 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Impact of changes in EV market environment

Due to the slowdown in the expansion of the electric vehicle (EV) market in regions such as North America and Europe, Honda has been experiencing impacts including lower EV sales units and higher sales incentives per unit than initially expected. Furthermore, following the United States government policy shifts, including the abolition of tax incentives for EV purchases and the easing of emissions regulations, as well as the imposition of import tariffs, the growth of the EV market in the United States is expected to slow down even further. On the other hand, in Asia, while the EV market continues to grow, competition is intensifying due to the rise of local OEMs. Due to the recent changes in EV market environment, the Honda global EV sales ratio in 2030 is now expected to be 20%, lower than the previously announced target of 30%.

As part of the revision to the product launch plan to address the changes in the market condition, Honda decided to cancel development of certain EV models, and discontinue and reduce manufacturing of EV models jointly developed under a certain alliance agreement.

As a result, for the nine months ended December 31, 2025, the Company and its certain subsidiaries recognized losses and expenses of JPY 142,416 million in cost of sales, JPY 8,935 million in selling, general and administrative expenses, and JPY 128,013 million in research and development expenses in the condensed consolidated statements of income. These losses and expenses are included in Automobile business. The breakdown of these losses and expenses is as follows.

-

Additional provisions of JPY 103,077 million related to the onerous contract under the alliance agreement, primarily due to a shift in the United States government policy, including the imposition of tariffs, the abolition of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs.

-

Impairment losses of JPY 80,741 million recognized for the entire carrying amount of property, plant and equipment, intangible assets and other non-current assets related to the discontinued EV model such as product specific equipment and capitalized development costs.

-	Losses of JPY 95,546 million from the disposal of the intangible assets due to the cancellation of development for specific EV models.

For the contingent liability related to the alliance agreement described above, see [E] Other.

[C] Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between condensed consolidated statements of financial position and condensed consolidated statements of cash flows is as follows.

Yen (millions)
As of December 31, 2025
Cash and cash equivalents in the condensed consolidated statements of financial position	4,846,521
Cash and cash equivalents included in assets held for sale	45,473

Cash and cash equivalents in the condensed consolidated statements of cash flows	4,891,994

Assets held for sale as of December 31, 2025 are presented in other current assets in the condensed consolidated statements of financial position.

[D] Subsequent Event

Cancellation of the Company’s own shares

The Board of Directors of the Company, at its meeting held on February 10, 2026, resolved that the Company will cancel its own shares pursuant to Article 178 of the Company Law.

1. Reason for cancellation of own shares

The Company will cancel its own shares for the purpose of improving efficiency of its capital structure.

2. Details of the cancellation

(1)	Class of shares to be cancelled:
Shares of common stock

(2)	Total number of shares to be cancelled:
747,000,000 shares (14.1% of total number of issued shares)

(3)	Scheduled date of the cancellation:
February 27, 2026

(4)	Total number of shares issued after the cancellation:
4,533,000,000 shares

[E] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Contingent liabilities related to certain alliance agreements

As part of Honda’s automobile electrification strategies, Honda has entered into alliance agreements with third parties involving joint development, parts procurement, and products purchases. These alliances may result in additional losses or expenses where unforeseen factors arise, such as lower than expected sales volumes or rising costs. In estimating the likelihood and the amount of potential losses or expenses, it is necessary to consider the progress of negotiation, as certain provisions in the relevant agreements were unclear. However, due to high levels of uncertainty regarding the amount and timing of certain contingent liabilities, Honda is currently unable to estimate the potential exposure with sufficient reliability.

[Translation]

February 10, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Masao Kawaguchi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Cancellation of the Company’s Own Shares

(Cancellation of the Company’s Own Shares pursuant to Article 178 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 10, 2026, resolved that the Company will cancel its own shares pursuant to Article 178 of the Company Law.

Particulars

1.	Reason for cancellation of own shares

The Company will cancel its own shares for the purpose of improving efficiency of its capital structure.

2.	Details of the cancellation

(1)	Class of shares to be cancelled:

Shares of common stock

(2)	Total number of shares to be cancelled:

747,000,000 shares (14.1% of total number of issued shares)

(3)	Scheduled date of the cancellation:

February 27, 2026

(1)	Total number of shares issued after the cancellation:

4,533,000,000 shares

Reference:	The Company’s treasury stock held as of December 31, 2025
	Total number of issued shares (excluding treasury stock):	3,892,551,549 shares
	Total number of treasury stock:	1,387,448,451 shares

[Translation]

February 10, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Masao Kawaguchi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Changes in Executive Officers and Directors

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Nominating Committee today made an internal decision on the following personnel changes in its Directors to become effective as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2026, and that its Board of Directors today decided on personnel changes in Executive Officers and to become effective as of April 1, 2026.

The personnel changes in Directors to become effective as of the date of the Ordinary General Meeting of Shareholders scheduled to be held in June 2026 shall be formally determined at that Ordinary General Meeting of Shareholders.

Particulars

1.	Planned Personnel Changes in Directors

<As of April 1, 2026>

Name	Current Title	New Title
Katsushi Inoue	Director, Senior Managing Executive Officer	Director

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2026>

Candidate for Director to be newly appointed

Name	Current Title	New Title
Kazuhiro Takizawa	Managing Executive Officer	Director, Managing Executive Officer

Masao Kawaguchi	Operating Executive	Director, Executive Officer

Masao Kawaguchi is scheduled to be newly appointed to Executive Officer as of April 1, 2026.

Directors to retire and/or change executive title

Name	Current Title	New Title
Katsushi Inoue	Director, Senior Managing Executive Officer	(retire)

Eiji Fujimura	Director, Managing Executive Officer	Senior Managing Executive Officer

Eiji Fujimura is scheduled to be promoted from Managing Executive Officer to Senior Managing Executive Officer as of April 1, 2026.

2.	Planned Personnel Changes in Executive Officers

<As of April 1, 2026>

Executive Officers to be promoted

Name	Current Title	New Title
Eiji Fujimura	Managing Executive Officer	Senior Managing Executive Officer

Minoru Kato	Executive Officer	Managing Executive Officer

Executive Officers to be newly appointed

Name	Current Title	New Title
Ikuo Takeishi	Managing Officer Honda R&D Co., Ltd. Senior Managing Director, Honda Racing Corporation	Executive Officer

Masao Kawaguchi	Operating Executive	Executive Officer

Takashi Imai	Operating Executive	Executive Officer

Executive Officers to retire

Name	Current Title
Keiji Otsu	Managing Executive Officer

Yutaka Tamagawa	Executive Officer

Katsuto Hayashi	Executive Officer

<For Reference>

Compositions of Directors and Officers as of April 1, 2026 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2026

Name	As of April 1, 2026	As of the date of the Ordinary General Meeting of Shareholders
Toshihiro Mibe	Director, President and Representative Executive Officer	Director, President and Representative Executive Officer

Noriya Kaihara	Director, Executive Vice President and Representative Executive Officer	Director, Executive Vice President and Representative Executive Officer

Eiji Fujimura	Director, Senior Managing Executive Officer*[1]	Senior Managing Executive Officer

Kazuhiro Takizawa	Managing Executive Officer	Director, Managing Executive Officer*[2]

Masao Kawaguchi	Executive Officer*[2]	Director, Executive Officer*[2]

Katsushi Inoue	Director	-

Asako Suzuki	Director	Director

Jiro Morisawa	Director	Director

Kunihiko Sakai	Director*[3]	Director*[3]

Fumiya Kokubu	Director*[3]	Director*[3]

Yoichiro Ogawa	Director*[3]	Director*[3]

Kazuhiro Higashi	Director*[3]	Director*[3]

Ryoko Nagata	Director*[3]	Director*[3]

Mika Agatsuma	Director*[3]	Director*[3]

Masayuki Igarashi	Managing Executive Officer	Managing Executive Officer

Kensuke Oe	Managing Executive Officer	Managing Executive Officer

Manabu Ozawa	Managing Executive Officer	Managing Executive Officer

Hironao Ito	Managing Executive Officer	Managing Executive Officer

Ayumu Matsuo	Managing Executive Officer	Managing Executive Officer

Minoru Kato	Managing Executive Officer*[1]	Managing Executive Officer

Takashi Onuma	Executive Officer	Executive Officer

Daiki Mihara	Executive Officer	Executive Officer

Toshihiro Akiwa	Executive Officer	Executive Officer

Ikuo Takeishi	Executive Officer*[2]	Executive Officer

Takashi Imai	Executive Officer*[2]	Executive Officer

*1 To be promoted

*2 To be newly appointed

*3 Outside Directors

[Translation]

February 10, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Masao Kawaguchi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Regarding Reorganization of the Company and its Consolidated Subsidiary

Honda Motor Co., Ltd. (the “Company”) announces that the Company has resolved to have Honda R&D Co., Ltd., the Company’s consolidated subsidiary, succeed to the automobile product development and SDV* development functions of the Company by company split (the “Reorganization”).

The Reorganization falls under a category of a simplified absorption-type company split which is conducted between the Company and its wholly-owned subsidiary. Therefore, some of the relevant matters and details have been omitted from this disclosure.

*SDV: Software Defined Vehicle

1.	Purpose of the Reorganization

Regarding the Company’s automobile R&D functions, the Company has decided to transfer its automobile product development and SDV development functions to Honda R&D Co., Ltd. This transition is intended to shift from a separate operational structure —under which the Company develops production models and Honda R&D Co., Ltd. conducts research on future technologies—to an integrated structure in which the entire process, from the selection of technology themes through product market launches, is viewed as one integrated flow to drive end-to-end.

Through the Reorganization, the Company will strengthen its R&D foundation to respond flexibly and swiftly to rapid changes in the market environment and to continuously create compelling products.

2.	Summary of the Reorganization

(1)	Schedule of the Reorganization

Date of resolution by the board of directors	February 10, 2026
Date of execution of the Absorption-type Company Split Agreement	February 10, 2026
Scheduled date of the absorption-type company split (effective date)	April 1, 2026 (scheduled)
Date of registration of the absorption-type company split	April 1, 2026 (scheduled)

*

The Reorganization falls under a category of a simplified absorption-type company split as prescribed in Article 784, paragraph 2 of the Companies Act, and therefore, the Company will conduct the Reorganization without obtaining a resolution at the shareholders’ meeting.

(2)	Method of the Reorganization

The Reorganization is a simplified absorption-type company split in which Honda R&D Co., Ltd. will be a succeeding company and the Company will be a split company.

(3)	Allotment of Consideration in relation to the Reorganization

Not applicable.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Reorganization

Not applicable.

(5)	Increase or Decrease of Stated Capital upon the Reorganization

There will be no increase/decrease in the stated capital of the Company as a result of the Reorganization.

(6)	Rights and Obligations to be Succeeded by the Succeeding Company

Honda R&D Co., Ltd. will succeed to such assets, liabilities, and the contractual status relating to the Reorganization as set forth in the Absorption-Type Company Split Agreement.

(7)	Prospects for Performance of Liabilities

The Company determines that there will be no concern in the Reorganization about prospects for performance of liabilities to be borne by Honda R&D Co., Ltd.

3.	Outline of the Parties to the Reorganization

		Split Company (the Company)	Succeeding Company
(a)	Company name	Honda Motor Co., Ltd.	Honda R&D Co., Ltd.
(b)	Registered office	TORANOMON ALCEA TOWER, 2-2-3, Toranomon, Minato-ku, Tokyo	1-4-1, Chuo, Wako-shi, Saitama
(c)	Title and name of the representative	Toshihiro Mibe Director, President and Representative Executive Officer	Keiji Otsu, President & Representative Director
(d)	Description of business	Manufacturing, sales, and other business for the Motorcycle business operations, Automobile business operations, Power Products business operations, and other business operations.	Research, development, and other business for the Motorcycle business operations, Automobile business operations, Power Products business operations, and other business operations.
(e)	Stated capital	86,067 million yen	7,400 million yen
(f)	Date of establishment	September 24, 1948	July 1, 1960
(g)	Number of issued and outstanding shares	5,280,000,000 shares	14,800,000 shares
(h)	Account closing date	March 31	March 31

(i)	Major shareholders and ownership percentage (as of September 30, 2025)	The Master Trust Bank of Japan, Ltd. (Trust Account): 19.80% Custody Bank of Japan, Ltd. (Trust Account): 7.50% Moxley & Co. LLC: 5.10%	Honda Motor Co., Ltd.: 100%

(j)	Operating results and financial condition of the split company for the preceding fiscal year

	Fiscal year		Fiscal year ended March 2025 (consolidated, IFRS)
	Equity attributable to owners of the parent		12,326,529 million yen
	Total assets		30,775,867 million yen
	Equity per share attributable to owners of the parent		2,835.96 yen
	Sales revenue		21,688,767 million yen
	Operating profit		1,213,486 million yen
	Profit before income taxes		1,317,640 million yen
	Profit for the period attributable to owners of the parent		835,837 million yen
	Basic earnings per share for the period (attributable to owners of the parent)		178.93 yen

(k)	Operating results and financial condition of the succeeding company for the preceding fiscal year

	Fiscal year		Fiscal year ended March 2025 (non-consolidated, Japan GAAP)
	Net assets		11,117 million yen
	Total assets		99,060 million yen
	Net assets per share		751.16 yen
	Sales		219,341 million yen
	Operating loss		4,332 million yen
	Recurring profit		924 million yen
	Net profit for the period		941 million yen
	Net profit per share for the period		63.59 yen

4.	Outline of the Business to be Split or Succeeded

(1)	Summary of Business to be Split or Succeeded

Automobile product development and SDV development

(2)	Items and Value of Assets and Liabilities to be Split or Succeeded (fiscal year ended March 2025)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	19,361 million yen	Current liabilities	31,299 million yen
Fixed assets	70,474 million yen	Fixed liabilities	3,429 million yen
Total	89,835 million yen	Total	34,728 million yen

5.	Status after the Reorganization

There will be no changes to trade name, business, registered office, representative, stated capital, and account closing date of the Company and Honda R&D Co., Ltd. as a result of the Reorganization.

6.	Future Prospects

It is expected that the impact caused by the Reorganization on the Company’s consolidated financial results will be minor.

End.